UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): **April 21, 2011**

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

CLECO POWER LLC
(Exact name of registrant as specified in its charter)

Louisiana	**1-05663**	**72-0244480**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2030 Donahue Ferry Road
Pineville, Louisiana**   **71360-5226**
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02   Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Announcement of Chief Executive Succession

On April 25, 2011, Cleco Corporation (the "Company") announced that Michael A. Madison will step down as President and Chief Executive Officer of the Company and Chief Executive Officer of Cleco Power LLC, a wholly owned subsidiary of the Company ("Cleco Power"), effective July 5, 2011. The Company has selected Bruce A. Williamson to succeed Mr. Madison as President and Chief Executive Officer of the Company and Chief Executive Officer of Cleco Power effective July 5, 2011 (the "Effective Date"). Mr. Madison will continue as an employee assisting the Company with transition matters until his retirement on January 1, 2012. He will continue to serve as a member of the Board of Directors of the Company until October 31, 2011, at which time Mr. Madison will resign as a director. A copy of the press release announcing the Company's chief executive succession plan is attached hereto as Exhibit 99.1.

Mr. Williamson, who is 51, served as Chief Executive Officer and as a director of Dynegy Inc. ("Dynegy") from October 2002 to March 2011, as Chairman of the Board of Dynegy from May 2004 to March 2011 and as President of Dynegy from December 2007 to March 2011. Prior to joining Dynegy, Mr. Williamson served in various capacities with Duke Energy and its affiliates. From August 2001 to October 2002, he served as President and Chief Executive Officer of Duke Energy Global Markets. In this capacity, he was responsible for all Duke Energy business units with global commodities and international business positions. From 1997 to August 2001, he served as Senior Vice President of Business Development and Risk Management and President and Chief Executive Officer at Duke Energy International. Mr. Williamson joined PanEnergy Corporation in June 1995, which then merged with Duke Power in June 1997. Prior to the Duke-PanEnergy merger, he served as PanEnergy's Vice President of Finance. Before joining PanEnergy, he held positions of increasing responsibility at Shell Oil Company, advancing over a 14-year period to Assistant Treasurer. Mr. Williamson currently serves on the University of Houston Chancellor's Energy Advisory Board, the Dean's Executive Advisory Board for the C.T. Bauer College of Business at the University of Houston, the board of Questar Corporation, an integrated natural gas company, and the board of Houston-based Crime Stoppers, a non-profit organization. Mr. Williamson earned a bachelor's degree in finance from the University of Montana and a master's degree of business administration from the C.T. Bauer College of Business at the University of Houston.

Mr. Williamson Executive Employment Agreement

On April 21, 2011, the Company entered into an Executive Employment Agreement with Mr. Williamson (the "Agreement"). The Agreement, which is effective as of July 5, 2011, has an initial term of four years, with a renewal provision such that the renewal terms will be two years. Commencing on the Effective Date, the Agreement provides Mr. Williamson with the following: (a) a prorated amount equivalent to an annualized base compensation of $700,000 for 2011 and not less than $725,000 for 2012, (b) under the Company's Annual Incentive Plan a target award level of 100% of his annualized base compensation (the "Incentive Bonus"), and (c) under the Company's 2010 Long-Term Incentive

Compensation Plan (the "Equity Incentive Plan") a target award in the amount of 40,000 shares of the Company's common stock for the 2011 Performance Cycle and a target award in the amount of not less than the value of 200% of his then current Base Compensation for each performance cycle thereafter. In addition, the Board of Directors awarded to Mr. Williamson 26,110 shares of the Company's common stock, the restrictions on which (i) will lapse on June 30, 2014 if Mr. Williamson remains employed by the Company on such date and (ii) will lapse on an accelerated basis in the event of termination without Cause, Constructive Termination, death, Disability or a Change in Control. Mr. Williamson is also eligible to participate in the Company's Supplemental Executive Retirement Plan (the "SERP"), and his benefits will vest after four years of service.

The Agreement also provides that the Company will (i) pay for temporary housing in Louisiana for a maximum of six months, (ii) pay relocation expenses in accordance with the Company's usual relocation practices, and (iii) reimburse Mr. Williamson an amount equal to the sum of (x) any customary sales commission paid by him in connection with the sale of his Texas property and (y) the excess of his Adjusted Cost over the gross sales proceeds, if any, but not more than 10% of such Adjusted Cost. In the event that Mr. Williamson's Texas property is not sold by September 1, 2011, he may cause the Company to purchase the property for his Adjusted Cost.

If Mr. Williamson's employment is terminated by the Company without Cause or on account of a Constructive Termination, he will receive (a) Base Compensation for the remainder of his employment term, but not less than two years, (b) his actual Incentive Bonus for the year in which the termination occurs, prorated to reflect the actual period of service during such year, (c) his Incentive Bonus in the target amount multiplied by the number of whole and fractional years of Base Compensation payable to him as severance, (d) full vesting in his SERP benefits, (e) an amount equivalent to the premium cost for continuation coverage under the Company's group medical plan for a period of not more than 18 months, and (f) prorated equity awards under the Equity Incentive Plan, determined at the end of each outstanding performance cycle. In addition, at his written request, the Company will, pursuant to certain conditions, purchase his Louisiana property and pay or reimburse him for the cost of relocation. Mr. Williamson and his spouse will also participate in the Company's retiree medical plan at the end of his continuation coverage period, with a portion of the cost of such coverage paid by the Company and a portion paid by Mr. Williamson.

If Mr. Williamson terminates his employment for Good Reason, a term used in connection with a Change in Control, or the Company involuntarily terminates Mr. Williamson's employment without Cause, either at any time during the 180-day period preceding or the 24-month period following a Change in Control, he will (a) receive an amount equal to three times the sum of his Base Compensation and target bonus, (b) upon his request relocation benefits will be provided, (c) he will receive an amount equivalent to the cost of continuation coverage under the Company's group medical plan for a period of 36 months and thereafter coverage under the Company's retiree medical plan, both subject to the terms and conditions described above. Mr. Williamson will also be fully vested for purposes of any service or similar requirement imposed under the SERP.

If Mr. Williamson's employment is terminated by the Company for Cause, or if he voluntarily terminates employment with the Company, no payments or benefits will be due to him from the Company except as may be required under a separate plan or as may be required by law.

If Mr. Williamson dies or becomes disabled, he or his estate would receive his actual Incentive Bonus for the year in which his death or disability occurred, prorated to reflect the actual period of service during such year, and his benefits accrued under the SERP will be fully vested. Mr. Williamson and his spouse will receive continuation coverage under the Company's group medical plan and coverage under the Company's retiree medical plan, subject to the terms and conditions applicable in the event of involuntary termination without cause, described above.

As a condition of the receipt of any severance payment or benefit, Mr. Williamson must execute a mutual Waiver and Release. Mr. Williamson is also subject to a non-solicitation clause and non-competition clause during the two-year period following his separation from service with the Company.

The foregoing description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference. Capitalized terms used and not otherwise defined in this Current Report shall have the meanings given such terms in the Agreement.

Mr. Madison Retirement Agreement

On April 21, 2011, the Company and Mr. Madison entered into a Retirement Agreement. Pursuant to the Retirement Agreement, Mr. Madison will voluntarily resign his positions and relinquish his titles as the Chief Executive Officer and President of Company, effective July 5, 2011. Mr. Madison will remain employed by the Company until January 1, 2012 (the "Retirement Date"), at which time he will retire. Mr. Madison will continue to serve as a member of the Board of Directors of the Company until October 31, 2011, at which time he will resign as a director. Provided that Mr. Madison timely executes and delivers a mutual Waiver and Release, an aggregate of 25,000 shares of the Company's common stock previously awarded to Mr. Madison in 2010 and 2011 will be deemed fully vested and delivered to him free of restrictions.

Until the Retirement Date, Mr. Madison will be paid the compensation and provided such benefits available to him under the terms of his current employment agreement. A copy of Mr. Madison's current employment agreement was filed as exhibit 10(e)(5) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

In the Retirement Agreement, Mr. Madison agreed to adhere to certain confidentiality and non-solicitation covenants set forth in his current employment agreement after his retirement. The Retirement Agreement provides the Company's obligations under Mr. Madison's current employment agreement and any other obligation to provide severance, change in control or similar payments to him shall be extinguished as of the Retirement Date.

The foregoing description of the Retirement Agreement is qualified in its entirety by reference to the Retirement Agreement that is attached hereto as Exhibit 10.2 and is incorporated herein by reference.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

The following exhibits are filed herewith:

10.1   Executive Employment Agreement, dated April 21, 2011, by and between Cleco Corporation and Bruce A. Williamson.

10.2   Retirement Agreement, dated April 21, 2011, by and between Cleco Corporation and Michael H. Madison.

99.1   Press Release issued April 25, 2011 announcing chief executive succession plans of Cleco Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO CORPORATION

Date: April 27, 2011   By: /s/ R. Russell Davis
                                                R. Russell Davis
                                                Vice President of Investor Relations
                                                and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CLECO POWER LLC

Date: April 27, 2011   By: /s/ R. Russell Davis
                                                R. Russell Davis
                                                Vice President of Investor Relations
                                                and Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Executive Employment Agreement, dated April 21, 2011, by and between Cleco Corporation and Bruce A. Williamson.
10.2	Retirement Agreement, dated April 21, 2011, by and between Cleco Corporation and Michael H. Madison.
99.1	Press Release issued April 25, 2011 announcing chief executive succession plans of Cleco Corporation.